

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Via E-mail
James M. Frates
Senior Vice President and
Chief Financial Officer
Alkermes Public Limited Company
Connaught House
1 Burlington Road
Dublin 4, Ireland

**Re:     Alkermes Public Limited Company**
**Form 10-K for the Fiscal Year Ended December 31, 2014**
**Filed February 24, 2015**
**File No. 001-35299**

Dear Mr. Frates:

We have reviewed the above filing and have the following comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 16- Income Taxes, page F-39

1.  Your effective tax rate reconciliation shows significant fluctuations in the line item "foreign rate differential" however, we are unable to locate disclosure in your filing that explains the reasons for the fluctuations.  In your disclosure, you indicate that this line item represents income or losses of non-Irish subsidiaries subject to tax at a rate other than the Irish statutory rate.  Considering that your rest of world income was consistent between periods, we are unclear why this line item fluctuated so significantly.  Please provide us proposed disclosure to be included in future filings that addresses whether the distribution of profits or losses in the jurisdictions that you operate changed between periods or if there were other reasons for the significant fluctuations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Peklenk, Senior Staff Accountant, at (202) 551-3661 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant